ELEMENTAL ROYALTY INCREASES CHAPI PROJECT ROYALTY THROUGH QUILLA INVESTMENT PACKAGE

July 15, 2026 - Denver, Colorado: Elemental Royalty Corporation (NASDAQ: ELE, TSX: ELE) ("Elemental" or the "Company") is pleased to announce that it has entered into a strategic US$25 million investment package (the "Transaction") with Quilla Resources Inc. ("Quilla") and its subsidiary Minera Pampa de Cobre S.A.C. ("MPC") to expand Elemental's royalty exposure to the producing Chapi Copper Project in Peru ("Chapi") and support Quilla's next phase of growth.

The Transaction includes the acquisition of both equity in Quilla, and an additional perpetual, uncapped 1.0% net smelter return ("NSR") royalty over the Pampa Negra and Candelaria concessions, which are expected to be important contributors to Quilla's planned expansion of Chapi.

Highlights

  Existing Producing Royalty: Elemental has agreed a strategic US$25 million investment package with Quilla to expand its existing royalty exposure to the Chapi copper project and support Quilla's next phase of growth
  Increases Exposure to Project: Elemental acquired an additional perpetual, uncapped 1.0% NSR royalty over Quilla's Pampa Negra and Candelaria concessions, increasing Elemental's royalty interest to a total of 3.0% NSR
  Expansion Plans underway: Pampa Negra and Candelaria will be important contributors to Quilla's future expansion of Chapi from 10,000 tonnes per annum to 30,000 tonnes per annum of copper cathode production
  Experienced team with track record of delivery: Quilla's management team have an established history in Peru, including as senior executives at Rio Alto, Milpo, Buenaventura, and the Antamina mine.

Elemental Chief Executive Officer, David M. Cole, commented: "This transaction moves Chapi into a top ten royalty for Elemental by increasing our exposure to Quilla's Phase 2 expansion at Pampa Negra and Candelaria following the recent successful commissioning of the Chapi mine. The management team's proven track record of operating in Peru sets them up for continued growth, while Chapi is strategically located within the Southern Copper Belt alongside mines operated by Freeport-McMoRan, Buenaventura, Anglo American, and Southern Copper. We are very pleased to enhance our royalty on the project and simultaneously become a Quilla shareholder as they move toward listing on a public Exchange"

Existing Chapi Royalty

In February 2025, EMX Royalty Corporation ("EMX") acquired a 2.0% NSR royalty on minerals produced from the approximately 26,000 hectare property ("Property Royalty") owned by Quilla, as well as a 2.0% NSR royalty from any minerals that are produced from outside the Property Royalty area, but that are processed at the Chapi Mine processing facilities. The agreement also includes a two-kilometre area of interest ("AOI") (see Figure 1) around the Property Royalty area, and any property acquired by MPC within this AOI will also be subject to a 2.0% NSR royalty, stepping down to a 1.0% NSR royalty in July 2034.

Elemental acquired EMX in November 2025.

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Figure 1: Existing and additional royalty Area of Interest over the Chapi Copper Project, Peru

Transaction Details

Under the terms of the transaction, Elemental provided aggregate consideration of US$25 million to Quilla through a combined royalty and equity investment package. The package was structured to expand Elemental's royalty exposure to the key growth areas at Chapi while also providing Quilla with capital in advance of Listing as it advances the Chapi exploration programme and expansion plans.

Elemental acquired an additional 1.0% NSR royalty over all minerals produced from the Pampa Negra and Candelaria concessions (see Figure 1). The royalty is perpetual, uncapped and not subject to any buyback, step-down or advance payment provisions. This adds to Elemental's existing 2.0% NSR royalty footprint at Chapi and results in Elemental holding a 3.0% NSR royalty over Pampa Negra and a 3.0% NSR royalty over Candelaria, with the Candelaria royalty stepping down to 2.0% NSR in July 2034.

As part of the same transaction package, Elemental subscribed for shares in the company, representing approximately 9% of Quilla. The equity investment provides Elemental with additional alignment and upside as Quilla advances its planned expansion to 30,000 tonnes per annum of copper cathode and looks to go public.

Elemental funded the Transaction from cash on hand. Proceeds from the Transaction are to be used by Quilla to fast-track exploration as well as permitting and engineering work related to the planned expansion.

Background on Quilla

Quilla is a private Canadian company that, in December 2024, acquired MPC and the associated Chapi licence areas. Quilla was founded by a select group of shareholders, including Victor Gobitz, looking to rapidly build an intermediate-sized base metals company. Mr. Gobitz is a senior mining executive with extensive recent leadership experience at two of Peru's most prominent mining companies. Prior to joining Quilla, he served as President and General Manager of the world-class Antamina mine, following his tenure as President and Chief Executive Officer of Compañía de Minas Buenaventura.

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The Chapi Copper Project

Chapi is a former producing copper project that restarted production in Q1 2026 (see announcement dated March 2, 2026).

The Chapi Mine is located in the prolific Southern Peru porphyry copper belt across the Moquegua and Arequipa Departments, which host large scale operations including Southern Copper's Toquepala, Anglo American's Quellaveco Project, and Freeport-McMoRans's majority owned Cerro Verde mine. The asset sits at an elevation of approximately 2,750 meters and has ready access approximately 50 kilometers south-southeast from the city of Arequipa. The mine, which was in operation from 2006-2012, reached maximum production levels of 8,500 tonnes per annum.

The historic Chapi Mine is comprised of two principal open pits, underground workings, a crushing and agglomeration circuit, heap leach pads, a solvent extraction plant, an electrowinning copper cathode plant, and related infrastructure including mine camp, office facilities, water supply, and power.

The restart and successful commissioning of the SX-EW plant in 2026 was achieved on time and budget, reflecting management's strong track record as operators and work has begun on Phase 2 expansion as well as fast tracking investment in exploration and ongoing investment to optimise operations.

Technical Disclosure and Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Michael Sheehan, a "Qualified Person" and employee of the Company as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For further information contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal	investor@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

Phone: +1 (604) 688-6390

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K106

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About Elemental Royalty Corporation

Elemental is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental trades on Nasdaq and on the Toronto Stock Exchange under the ticker Symbol "ELE".

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. Forward-looking statements include, but are not limited to, statements regarding the completion of the Transaction, the timing and satisfaction of closing conditions, the expected use of proceeds by Quilla, the expected benefits of the Transaction to Elemental and its shareholders, Chapi's expected ramp-up and expansion plans, future production levels, expected royalty revenue, potential exploration upside, Quilla's potential IPO, copper market conditions and future opportunities for collaboration with Quilla and Hartree.

Forward-looking statements are based on assumptions that management believes to be reasonable as of the date of this news release, including assumptions regarding the receipt of required approvals, the accuracy of technical and operating information provided by the operator, future copper prices, mine plans, permitting timelines, capital availability, operating performance, exploration results and the ability of Quilla and MPC to advance Chapi.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements. These risks include, but are not limited to, the failure to complete the Transaction, changes in commodity prices, differences between projected and actual production, delays in ramp-up or expansion activities, permitting or regulatory delays, operational challenges, resource and reserve uncertainty, political and jurisdictional risks, title and royalty enforceability risks, foreign exchange fluctuations, capital markets conditions and the other risk factors described in Elemental's public disclosure documents filed on SEDAR+ and EDGAR.

Readers should not place undue reliance on forward-looking statements. Elemental undertakes no obligation to update forward-looking statements except as required by applicable securities laws.

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info@elementalroyalty.com